UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated May 29, 2015

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: SGL
ISIN Code: ZAE000173951
Issuer Code: SGL
("Sibanye Gold" or "the Company")

Dealing in securities

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Mr.
NJ Froneman has accepted Performance and Bonus Shares granted
on 2 March 2015 ("the Grant Date"), in terms of the Sibanye
Gold 2013 Share Plan as set out below.

Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be
settled will range from 0% to 200% of the conditional award.
The determined number of Performance Shares will be settled to
the participant in shares.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name	**N J Froneman**
Position	Chief Executive Officer of Sibanye Gold
Company	Sibanye Gold
No of Performance Shares granted	346 961
No of Bonus Shares granted	114 148
Performance Share and Bonus Share strike price	Nil
Date of acceptance of grant	27 May 2015
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares and Bonus Shares
Vesting Period	The Performance Shares vest on the third anniversary of the Grant Date and the Bonus Shares vest in equal parts on 9 months and 18 months of the Grant Date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements,
the necessary clearance was obtained to grant the
abovementioned Performance Shares and Bonus Shares.

28 May 2015
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: May 29, 2015

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer